

Andy Kaminski · 3rd
Runner City
Austin, Texas, United States · **Contact info**
500+ connections

 **Runner City**

Experience


Founder | CEO
Runner City · Self-employed
Oct 2021 – Present · 2 mos
Austin, Texas, United States

Eliminating the dependency of fee gouging delivery apps, I am happy to announce we have raised $350,000 to launch a community based gig listing app to help empower our locals.

 **WE'LL RUN ANYTHING.**


Founder | CEO
ChefStir
Jul 2015 – Mar 2020 · 4 yrs 9 mos
Austin, Tx

www.chefstir.com

 **ChefStir | Connecting Adventurous Eaters t...**


Mobile Application Marketing Manager
Doublz
Sep 2015 – Dec 2015 · 4 mos

*Assist in the development of the strategy for and execute app download paid advertising campaigns to drive customer acquisition within budget and efficiency targets.
*Work with design/creative teams and/or marketing agencies to develop creative assets and strong ad copy for mobile marketing campaigns.   ...see more


Owner
Superhuman Bean (Coffee Shop & Cafe)
Jan 2014 – Aug 2015 · 1 yr 8 mos
Austin, TX

Owner/Investor

 **Superhuman Bean**


Field Marketing Manager
GMR Marketing
Jun 2014 – Jan 2015 · 8 mos
Austin, TX

Analyzed market and industry conditions continuously. Managed schedule to appropriately meet or exceed market performance goals and adapt to market conditions.
Assisted in recruiting, interviews and hiring potential Team Member candidates that meet the superior qualities and characteristics required by the program. Reported all hiring c ...see more

Show 5 more experiences ⌄